
04034303

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 2003

Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

PROCESSED
JUL 02 2004
THOMSON
FINANCIAL

585 West Beach Street
Watsonville, California 95076
Telephone: (831) 724-1011


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2004
WASH. D.C.
SECTION

This report contains 17 pages.

Item 4. FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA

The following documents are filed as part of this report:

1. **Financial Statements.** The following financial statements are filed as part of this report:

2. **Financial Statements Schedules.** The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan ("Plan") for the year ended December 31, 2003 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

EXHIBITS

The following exhibit is attached hereto and filed herewith:

Exhibit Number	
23	Consents of Independent Registered Public Accounting Firms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION
PROFIT SHARING AND 401(K) PLAN



Date: June 25, 2004

By: ______________________
R.C. Allbritton
Secretary



By: ______________________
James H. Roberts
Committee Member

Granite Construction
Profit Sharing and 401(k) Plan

Financial Statements

December 31, 2003 and 2002

Granite Construction

Profit Sharing and 401(k) Plan
Financial Statements
as of December 31, 2003 and 2002 and
for the year ended December 31, 2003

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statements and Schedule

Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction
Profit Sharing and 401(k) Plan

We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2003, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 14, 2004

635 Campbell Technology Parkway, Suite 100 • Campbell, California 95008-5059 • Tel 408.369.2400 • Fax 408.879.9485
www.mohlernixon.com • With offices in Campbell and Palo Alto
Horwath

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Granite Construction Profit Sharing and 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan (the "Plan") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.



San Jose, California
June 16, 2003

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets		
Investments, at fair value	$ 104,611,005	$ 72,803,853
Contributions receivable from employer	1,692,861	1,513,500
Contributions receivable from employees	8,523	9,690
Non-interest bearing cash	16,492	16,833
Net assets available for benefits	$ 106,328,881	$ 74,343,876

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2003
Changes to net assets available for benefits attributed to:	
Investment activities:	
Net appreciation in fair value of investments	$ 20,632,301
Interest and dividends	1,667,931
Net additions from investment activities	22,300,232
Contributions:	
Employees	9,575,355
Employer	5,918,118
Total contributions	15,493,473
Distributions to participants	(6,018,206)
Diversification from employee stock ownership plan	209,506
Change in net assets available for benefits during the year	31,985,005
Net assets available for benefits, beginning of year	74,343,876
Net assets available for benefits, end of year	$ 106,328,881

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of Granite Construction Profit Sharing and 401(k) Plan (the "Plan") provides only general information. The Plan agreement provides a more complete description of the Plan's provisions.

General

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the "Company"). Employees generally become eligible to participate in the Plan as of December 31st of the year of hire if the employee is credited with at least 1,000 hours of work in that year and was an employee on December 31st. The Company does not guarantee the benefits provided by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Granite Construction Incorporated is the Administrator of the Plan. As Administrator, the Company has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (including the authority and responsibility to invest, manage, and control the assets of the Plan specifically allocated to the trustee and investment managers). The Company paid all necessary and proper expenses incurred in the administration of the Plan. Such expenses primarily comprise legal fees, auditing fees and expenses relating to the maintenance of the Plan's records.

Contributions

The Company makes profit sharing and 401(k) matching contributions. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company's Board of Directors. Profit sharing contributions are payable solely out of the Company's current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions). Profit sharing contributions amounted to $1,685,505 in 2003.

The Company's 401(k) matching contribution is based on a formula, as described by the Plan. The Company's matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan. Matching contributions were $4,232,613 in 2003.

All eligible Plan participants could make combined contributions to the Plan of up to $12,000 during 2003. Plan participants who reach age 50 during the Plan year have the option to make an additional pre-tax salary contribution of up to $2,000 in 2003. This "Catch Up" provision is offered as required by the Economic Growth and Tax Relief Reconciliation Act of 2001. The amount increases by $1,000 per year until the limit reaches $5,000 in 2006. "Catch Up" contributions are not provided a company matching contribution.

The Plan offers an option for deferring dividends from the Granite Construction Employee Stock Ownership Plan ("ESOP"). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account
The Plan permits certain participants under the ESOP to have monies from a portion of their ESOP stock account transferred to the Plan. No portion of the participant's ESOP diversification account may be invested in the Granite Construction Common Stock Fund.

Participant Accounts
Contributions received by the Plan are deposited with the Plan trustee, Putnam Fiduciary Trust Company. Each eligible participant's account is credited with an allocation of (a) the Company's 401(k) match and profit sharing contribution, (b) Plan earnings, (c) Company's match and profit sharing forfeitures of terminated participant's non-vested accounts and (d) employee's contributions. All allocations, except employee's contributions and Company's match, are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. At December 31, 2003 forfeited non-vested accounts totaled $1,052,962. Forfeited amounts were allocated to eligible participants' accounts.

Benefits and Vesting
The full amount of the participant's profit sharing account becomes vested on his/her normal retirement date or when his/her employment with the Company terminates by reason of death or total disability, as defined in the Plan document, or when his/her five years of vesting service is completed. The full value of the participant's elective contribution and matching account are fully vested at the time of deferral. On termination of service for any reason, including death or disability, participants with less than $5,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their account balance as prescribed in the Plan. If the participant has more than $5,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed by the Plan.

Hardship Withdrawals
The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Assets
Participants may direct Company and participant contributions into any of the designated investment options approved by the Administrator, which are managed by Putnam Investments and/or administered by Putnam Fiduciary Trust Company. Included in the designated investment options are various mutual funds, a common/collective trust and the Granite Construction Common Stock Fund, the publicly traded common stock of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
Investments are stated at fair value as determined by quoted market prices. The Plan presents, in the statement of changes in net assets available for Plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash
Non-interest bearing cash is made up of unsettled transactions relating to the Granite Construction Common Stock Fund.

Distributions
Distributions to participants are recorded when paid.

Risks and uncertainties
The Plan provides for various investment options in any combination of mutual funds, the Granite Construction Common Stock Fund and other investment securities, which the Administrator may, from time to time, make available. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefit and the statement of changes in net assets available for benefits.

3. Investments

The following presents investments which are 5 percent or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002
Granite Construction Common Stock Fund	$ 18,639,182	$ 13,507,940
Putnam Money Market Fund	$ 9,712,682	$ 9,185,275
Putnam Voyager Fund	$ 11,429,462	$ 8,045,772
Putnam Fund for Growth and Income	$ 8,531,894	$ 6,417,112
Putnam International Equity Fund	$ 8,593,813	$ 6,270,145
Putnam Vista Fund	$ 9,232,421	$ 5,690,719
PIMCO Total Return Fund	N/A	$ 4,265,605
Franklin-Templeton Balance Sheet Investment Fund	$ 6,584,587	$ 4,121,576

During 2003, the Plan's investments appreciated in value as follows:

Mutual Funds	$ 13,412,264
Common Stock	7,220,037
	$ 20,632,301

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party and Party in Interest Transactions

Certain Plan investments are managed by Putnam Fiduciary Trust Company, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Aggregate investment in Company's common stock at December 31 was as follows:

Date	Number of shares	Fair Value
2003	793,494	$18,639,182
2002	871,480	$13,507,940

6. Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

	December 31,	
	2003	**2002**
Net assets available for benefits per the financial statements	$ 106,328,881	$ 74,343,876
Amounts allocated to withdrawing participants	(4,069,782)	(3,167,102)
Net assets available for benefits per the Form 5500	$ 102,259,099	$ 71,176,774

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

Distributions to participants per the financial statements	$ 6,018,206
Amounts allocated to withdrawing participants at December 31, 2003	4,069,782
Amounts allocated to withdrawing participants at December 31, 2002	(3,167,102)
Distributions to participants per Form 5500	$ 6,920,886

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims not yet paid for participants with termination dates equal to or prior to December 31, 2003.

Granite Construction
Profit Sharing and 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
at December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost [1]	(e) Current Value
	Loomis Sayles Bond Fund	Mutual Fund	$	$ 4,315,374
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		2,085,223
	Fremont U.S. Micro Cap Institutional Fund	Mutual Fund		2,957,898
	PIMCO Total Return Fund	Mutual Fund		4,340,930
	Franklin-Templeton Balance Sheet Investment Fund	Mutual Fund		6,584,587
*	Putnam Fund for Growth and Income	Mutual Fund		8,531,894
*	Putnam Investors Fund	Mutual Fund		1,944,933
*	Putnam Vista Fund	Mutual Fund		9,232,421
*	Putnam Voyager Fund	Mutual Fund		11,429,462
*	Putnam Diversified Income Trust	Mutual Fund		3,439,317
*	Putnam New Opportunities Fund	Mutual Fund		3,299,111
*	Putnam Asset Allocation Fund: Growth Portfolio	Mutual Fund		3,978,549
*	Putnam Asset Allocation Fund: Balanced Portfolio	Mutual Fund		2,447,293
*	Putnam Asset Allocation Fund: Conservative Portfolio	Mutual Fund		1,009,875
*	Putnam S&P 500 Index Fund	Common/Collective Trust		2,068,461
*	Putnam International Equity Fund	Mutual Fund		8,593,813
*	Granite Construction Incorporated	Common Stock		18,639,182
*	Putnam	Money Market Fund		9,712,682
		Total investments	$ -	$ 104,611,005

*known party in interest (exempt transactions)

[1] Cost information has been omitted with respect to participant directed transactions

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-80471, 033-36485) of Granite Construction Inc. of our report dated June 14, 2004, with respect to the financial statements and schedule as of and for the year ended December 31, 2003 of the Granite Construction Profit Sharing and 401(k) Plan included in this Annual Report on Form 11-K.

Mohler, Nixon & Williams

Mohler, Nixon & Williams
Accountancy Corporation

Campbell, California
June 25, 2004

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-80471, 033-36485) of Granite Construction, Inc. of our report dated June 16, 2003 relating to the financial statements of the Granite Construction Profit Sharing and 401(k) Plan, which appears in this Form 11-K.



San Jose, California
June 4, 2004